UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of July 2018

001-36345

(Commission File Number)

GALMED PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

16 Tiomkin St.

Tel Aviv 6578317, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

Galmed Pharmaceuticals Ltd. announces that it will hold an Annual General Meeting of Shareholders on Thursday, August 30, 2018 at 5:00 p.m. (Israel time) at the offices of the Company at 16 Tiomkin St., Tel Aviv, Israel. A copy of the Notice of the Annual General Meeting of Shareholders and Proxy Statement and the Proxy Card are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively, and are incorporated herein by reference.

The information contained this Form 6-K is incorporated by reference into the Company’s Registration Statement on Form S-8 filed with the SEC on August 11, 2015 (Registration No. 333-206292) and its Registration Statement on Form F-3 filed with the SEC on March 26, 2018 (Registration No. 333-223923).

Exhibit Index

Exhibit No.	Description

99.1	Notice of the Annual General Meeting of Shareholders and Proxy Statement

99.2	Proxy Card

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GALMED PHARMACEUTICALS LTD.

Date: July 19, 2018	By:	/s/ Allen Baharaff
Allen Baharaff President and Chief Executive Officer